[Letterhead of Creative Recycling Technologies, Inc.]

August 11, 1998


To Whom it May Concern: I hereby resign as an officer and director of Creative Recycling Technologies, Inc.

The reason for my resignation is because of the very poor working relationship between CEO Frank Pringle and myself.

Sincerely

/s/ James R. Shaw

James R. Shaw